ANNUAL INFORMATION FORM

For the fiscal year ended December 31, 2007

March 24, 2008

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TABLE OF CONTENTS

PRELIMINARY NOTES

III

INCORPORATION OF FINANCIAL STATEMENTS AND MD&A

III

FORWARD LOOKING STATEMENTS

III

INFORMATION CONCERNING PREPARATION OF RESERVE AND RESOURCE ESTIMATES

III

GLOSSARY AND DEFINED TERMS

IV

REPORTING CURRENCY

IX

ITEM 1.

CORPORATE STRUCTURE

1

1.1

NAME AND INCORPORATION

1

1.2

INTERCORPORATE RELATIONSHIPS

1

ITEM 2.

GENERAL DEVELOPMENT OF THE BUSINESS

2

2.1

THREE YEAR HISTORY

2

2.2

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

3

ITEM 3.

DESCRIPTION OF THE BUSINESS

4

3.1

GENERAL

4

3.2

RISK FACTORS

5

3.3

TABAKOTO / SEGALA, MALI

8

3.4

BISHA, ERITREA

12

ITEM 4.

DIVIDENDS

24

ITEM 5.

DESCRIPTION OF CAPITAL STRUCTURE

24

ITEM 6.

MARKET FOR SECURITIES

24

6.1

MARKET FOR SECURITIES

24

ITEM 7.

DIRECTORS AND OFFICERS

25

7.1

NAME, OCCUPATION AND SECURITY HOLDING

25

7.2

CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

27

7.3

CONFLICTS OF INTEREST

28

7.4

AUDIT COMMITTEE

28

ITEM 8.

INTEREST OF MANAGEMENT

35

ITEM 9.

TRANSFER AGENTS AND REGISTRARS

35

ITEM 10.

MATERIAL CONTRACTS

36

ITEM 11.

INTERESTS OF EXPERTS

36

ITEM 12.

ADDITIONAL INFORMATION

36

12.1

ADDITIONAL INFORMATION

36

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PRELIMINARY NOTES

Incorporation of Financial Statements and MD&A

The following documents are incorporated by reference and form part of this amended and re-stated annual information form (the “Annual Information Form” or “AIF”) which is prepared in accordance with Form 51-102F2. These documents may be accessed using the System for Electronic Documents Analysis and Retrieval (“SEDAR”) on the internet at www.sedar.com:

1.

Consolidated financial statements for the year ended December 31, 2007, together with the auditors’ report thereon dated March 24, 2008;

2.

Management’s discussion and analysis (MD&A) for the year ended December 31, 2007.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s mineral properties in Mali and Eritrea and in the Company’s other operations; planned exploration and development activities; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of capital and operating costs, production, grades, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible”, “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this Annual Information Form.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Information Concerning Preparation of Reserve and Resource Estimates

All reserve and resource estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements

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of the United States Securities and Exchange Commission, and reserve and resource information included herein may not be comparable to similar information concerning U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made, that according to definition is, “that part of a mineral deposit which could be economically and legally produced or extracted at the time of the reserve determination”. In addition, the term “resource” does not equate to the term “reserves”. The Securities and Exchange Commission’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” in documents filed with the Securities and Exchange Commission, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this Annual Information Form may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission.

Glossary and Defined Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

Alluvial:

Sedimentary accumulations, often as sand or gravel deposited or formed by the action of running water, as in a stream channel or alluvial fan.

Alteration:

Refers to process of changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate, and clay minerals) by hydrothermal fluids (hot water).

Anticline:

Part of the fold or the flexure that forms an arch with the older rocks occupy the core of this arch and the younger rocks the outer portion.

Argillite:

Low grade metamorphic clay rich sedimentary rock (shale, mudstone, siltstone).

Block model:

The representation of geologic units using three-dimensional blocks of predetermined sizes.

Breccia:

A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CIM:

Canadian Institute of Mining and Metallurgy.

Chlorite:

Light to dark-green, black; pearly, and vitreous mica whose general composition is that of a basic iron, magnesium, aluminum silicate (Mg, Fe)6(AlSi3)O13(OH)8.

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Diorite:

A coarse-grained plutonic intermediate igneous rock, consisting essentially of intermediate plagioclase, and one or more of the ferromagnesian minerals (biotite, hornblende, augite).

Dolerite:

Fine to medium-grained gabbro, replaced in North America by diabase, usually occur as dykes.

Dyke:

A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

Feasibility study:

Group of reports that determine the economic viability of a given mineral occurrence.

Felsic:

An acronym word derived from feldspar and silica, and used to describe light-coloured silica minerals such as quartz, feldspar, and feldspathoids.

G/t or gpt:

Grams per metric tonne.

Gabbro:

A coarse-grained, plutonic basic (mafic) igneous rock consisting of basic plagioclase (labradorite to anorthosite), feldspar, Pyroxene (augite and/or hypersthene), olivine, hornblende, biotite, equivalent extrusive basalt

Geotechnical work:

Tasks that provide representative data of the geological rock quality in a known volume.

Gossan:

An iron-bearing weathered product overlying a sulphide deposit. It is formed by the oxidation of sulphides and the leaching-out of the sulphur and most metals, leaving hydrated iron oxides and rarely sulphates.

Gravity:

A methodology using instrumentation allowing the accurate measuring of the difference between densities of various geological units in situ.

Greywacke:

A sedimentary rocks with fine to coarse, angular to sub-angular particles which are mainly rock fragments (lithic fragments). They are usually poorly sorted and the cementing material is generally argillaceous.

Laterite:

Residual deposit formed under special climatic conditions in tropical regions, it consists essentially of hydrated iron oxides. The original rocks are mafic, ultramafic, and iron rich lithologies.

Metasediments:

Metamorphic sedimentary rocks.

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Mineral Reserve:

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined and processed.

The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, and “measured, indicated and inferred mineral resource” used in this Annual Information Form are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000 as those definitions may be amended from time to time by CIM (the “CIM Standards”).

Under United States standards, a “mineral reserve” is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where:

•

A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves;

•

A historic three year average price is to be used in any reserve or cash flow analysis to designate reserves; and

•

To meet the “legal” part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities.

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Under United States standards, proven or measured reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Under United States standards, probable or indicated reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume

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continuity between points of observation. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Mineral Resource:

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Inferred Mineral Resource:

That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource:

That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource:

That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange

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Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Mineralization:

An anomalous occurrence of metal or other commodity of value defined by any method of sampling (surface outcrops, drill core, underground channels). Under United States Securities and Exchange Commission standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes that the mineralization could be legally and economically produced or extracted at the time the reserve determination is made.

Mottled clay:

Spotted clay with different colour.

Multiple indicator kriging:

The probability in the distribution of values using deciles that are transformed to 1, if equal or less than the value or 0, if greater than the value, used to determine the average of a group of values.

Ore:

Rock, generally containing metallic or non-metallic materials, which can be mined and processed at a profit.

Porphyry:

An igneous rock characterized by visible crystals in a fine–grained matrix.

Pyrite:

An iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Saprolite:

Clay and iron oxide rich weathered and altered rock.

Silica:

SiO2 (quartz and chalcedony).

Sphalerite:

Zinc sulphide mineral (ZnS).

Strike:

The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

Sulphide (Sulfide):

A compound of sulphur (sulfur) and some other metallic element.

Supergene:

A word suggesting an origin literally “from above”. It is used almost exclusively for processes involving water, with or without dissolved material, percolating down from the surface. Typical supergene processes are solution, hydration, oxidation, deposition from solution, reactions of ions in solution with ions in existing minerals (replacement or enrichment).

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Tailings:

Gangue minerals extracted from ore through various mineral processes and deposited in an enclosed ground storage area.

Trenching:

The mechanical or human excavation of ground material to expose material below surface.

VMS:

Volcanic hosted massive sulphides.

Reporting Currency

All dollar amounts are expressed in United States dollars unless otherwise indicated.  The Company’s quarterly and annual financial statements are presented in United States dollars.

ITEM 1.

CORPORATE STRUCTURE

1.1

Name and Incorporation

The head office of Nevsun Resources Ltd. (“Nevsun” or the “Company”) is located at 800-1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9 and the Company’s registered and records office is located at 1000-840 Howe Street, Vancouver, British Columbia, V6Z 2M1.

The Company was incorporated in British Columbia under the Companies Act (British Columbia) on July 19, 1965, originally under the name of Hogan Mines Ltd. Since inception the Company has undergone four name changes until December 19, 1991 when it adopted the name of Nevsun Resources Ltd. The Company is now governed by the Business Corporations Act (British Columbia).

1.2

Intercorporate Relationships

ITEM 2.

GENERAL DEVELOPMENT OF THE BUSINESS

2.1

Three Year History

Nevsun is a gold and base metal mining and exploration company. The most significant activities impacting the Company during the past three years are:

1.

receipt of a Mining License in January 2008 for the Company’s gold-copper-zinc Bisha property in Eritrea, NE Africa, following  the completion of a feasibility study for mine construction, and a Social and Environmental Impact Assessment (SEIA) in 2006;

2.

a decision by management in September 2007 to place the Company’s Tabakoto mine in Mali, West Africa, on care and maintenance for potential sale, following less then expected ore grades after production began in 2006 and in March 2008 the sale of the mine; and

3.

a series of equity issues in 2005, 2006 and 2007 raised approximately $100 million to allow the completion of the Tabakoto Mine and the advancement of the Bisha Project.

The Company is managed from its Canadian head office where a small team of professional staff provide direction and support for the Company’s foreign operations.

Mali

During 2005 and 2006 the Company’s principal activity in Mali was the construction of the Tabakoto mine to completion, with the first gold pour in March 2006 and full operations running by the end of 2006, by which time it was clear there was a significant shortfall in expected ore grades.  In March 2007, after much review, the Company decided to continue to run the Tabakoto mine as a marginal gold operation with an option on rising gold prices.  By September 2007, the Company ceased production at Tabakoto and placed the mine on care and maintenance for potential sale.  In March 2008 the Company entered into an agreement to sell its Mali assets.

Eritrea

In February 2005 the Company engaged an independent engineer, AMEC Americas, to carry out a feasibility study for the Bisha Project. In November 2005 AMEC completed a scoping study as a progress statement on the feasibility study.  The Bisha Technical report outlining the scoping study was delivered by AMEC in December 2005. This scoping study identified a robust economic project over at least 10 years. The detailed feasibility study was completed in October 2006, followed by a Social and Environmental Impact Assessment (SEIA) in December 2006.

In October 2007 the Government of Eritrea agreed to the purchase of a 30% paid participating interest in Bisha through its Eritrean National Mining Company (ENAMCO), in addition to its 10% free participating interest.  A full description of this transaction is included in the Company’s December 31, 2007 financial statements.  In December 2007 the Company entered into a mining agreement with the Government of Eritrea.  The issuance of a mining licence followed in early January 2008.  The Company is in the process of seeking debt financing for the project.

Sales and Refining

The gold dore bars from the Tabakoto Mine were sold under contract to the Argor Hereaus gold refinery in Switzerland at a price regulated by daily spot gold prices on the London gold market.

End product uses for refined gold include fabrication and bullion investment, there are a large number of available gold purchasers, and the Company is not dependent on the sale of gold to any one customer.

When the Bisha Mine comes into production (current estimate during 2010) the first two years of production will be gold/silver as dore bars. Thereafter, the Bisha Mine will primarily be a copper and copper/zinc concentrate producer selling concentrate on the international markets, with by-product gold and silver contributing to the revenue stream. Copper and zinc are valued industrial metals used in many manufacturing industries.

2.2

Significant Acquisitions and Dispositions

During 2007 the Company was not involved in any significant acquisitions.

On October 12, 2007 the Company completed the sale of its Kubi property in Ghana, which has undergone no activity since the surface rights were returned to the Company in July 2005 from Anglogold Ashanti, who had an arrangement with the Company since 1999.  In consideration of the sale to PMI Gold Corporation (“PMI”), the Company received nine million PMI common shares valued at $2,722,360 and, on or before 6 months after closing of the transaction, shall receive a further $3,000,000, payable in cash and/or shares.  As a result of the disposition the Company recorded a gain of $5,765,579.

As noted above (2.1 Eritrea), the October 2007 agreement with ENAMCO increased the State’s participation in the Bisha project from 10% to 40% after ENAMCO agreed to purchase at fair value a 30% paid participating interest to add to its 10% free participating interest provided by Eritrean mining legislation.   As a first provisional payment, ENAMCO paid the Company $25,000,000 subsequent to December 31, 2007.

Subsequent to December 31, 2007 the Company entered into an agreement to sell its Mali properties for $20,000,000 plus a 1% net smelter royalty, subject to regulatory approvals and financing by the buyer.  The agreement is scheduled to close in May 2008.

Details of the above transactions are noted in the Company’s annual financial statements at December 31, 2007.

ITEM 3.

DESCRIPTION OF THE BUSINESS

3.1

General

The Company is a natural resource company engaged in the acquisition, exploration, development and production of mineral properties. Currently the Company’s portfolio is focussed on properties in Africa with gold and base metal (copper and zinc) resources/reserves.

The Company’s principal mineral properties are the Bisha property located in Eritrea, North-East Africa and, up until the last quarter of 2007, included the Tabakoto and Segala properties in Mali, West Africa.

The Bisha property has progressed through feasibility and licensing and in early 2008 has advanced to commence development.

The Commissioning of the Tabakoto mine occurred in stages in 2006, with full commercial production achieved during Q3 2006.  After difficulties in achieving planned gold grade and after a thorough review of operations, mine plan and taking into account historic gold prices as at December 31, 2006, the Company wrote off its investment in the Tabakoto property, plant and equipment, but continued to produce and sell gold until ceasing operations in October, 2007.  The Company’s 2006 and 2007 MD&A and consolidated financial statements provide more discussion on this matter.

In March 2008 the Company entered into an agreement to sell the Mali properties for $20,000,000 plus a 1% net smelter royalty, subject to regulatory approvals and financing by the buyer.  The agreement is scheduled to close in May 2008.  Proceeds of the sale will be put toward the Bisha project.

Methods of Production

The Bisha feasibility study contemplates open pit mining of the Bisha Main Deposit using an owner operated mining fleet and processing facilities to initially process the gold oxide cap of a long term copper and then copper-zinc massive sulphide deposit.

When in operation, the Tabakoto Mine comprised an open pit mining operation (the Tabakoto open pit) and a gold ore processing facility. A mining contractor, reporting to the Tabakoto mine management, was engaged in mining the open pit while the process plant and mine infrastructure were managed by Tambaoura Mining Company S.A. (“TAMICO”) staff. The ownership structure for TAMICO is 80% Nevsun and 20% Government of Mali. The process plant comprises three stage crushing, ball milling, gravity gold recovery, and carbon in leach gold recovery.

Skill and Knowledge

The Company engages international and local national staff in its operations. Original discovery work at Bisha and at Tabakoto utilised experienced international and national contract staff with on-site training of new national staff to replace contract staff.  Experienced international and national staff was engaged for senior and highly skilled positions at the Tabakoto mine, and on site training was conducted for the general workforce.

In Eritrea, the Company has built a management team of skilled mining, environmental, financial and administrative personnel reporting to a country General Manager who is in charge of the development and future operations of the Bisha Project. A mix of international and national staff has been built up with a clear intent to train appropriate future national staff in all aspects of modern mining operations. Eritrea has a hard-working and well-educated workforce. Bisha, when in production, is expected to be the first of many modern mining operations in Eritrea. Training of local staff will be a priority – retraining in the case of skills already existing that can be applied to mining operations and training for new skills.

Employees

At December 31, 2007, the Company had 123 full time employees in Mali, 59 full time employees in Eritrea, and 9 full time employees associated with its head office in Canada.

Social and Environmental Policies

The Company encourages in all of its operations a culture of environmental responsibility and awareness of the importance of health and safety. The Company’s Environmental, Health and Safety Committee is committed to furthering these objectives.

Experienced environmental management staff report directly to the General Manager of operations. In Mali, regular planning meetings were held between the Tabakoto management team and the local community and its leaders. In Eritrea, the Company has focused much of its feasibility development work on the local community through education and community awareness programs which have been an integral part of the Bisha SEIA.  There has been full community involvement in the SEIA and the operation will be conducted in compliance with the 2006 World Bank Performance Standards on Social and Environmental Sustainability.

3.2

Risk Factors

The operations of the Company are highly speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration and development of mineral properties. The risks below are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the following risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Exploration risk. Exploration for mineral deposits involves significant risk that even a combination of careful evaluation, experience and knowledge may not eliminate.  It is impossible to ensure that the Company’s exploration programs will establish economically recoverable reserves.

Development risk. Mineral property development is a speculative business and involves a high degree of risk.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond its control.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Infrastructure risk.  Mining, processing, development and exploration activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Commodity price risk. The price of gold and other metals can and has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs, and governmental policies.

Reserve and resource estimate risk.  The figures for reserves and resources presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Market fluctuations in the price of mineral commodities or increases in the costs to recover minerals may render the mining of ore reserves uneconomical and require the Company to take a write-down of the asset or to discontinue development or production.  Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could reduce materially the Company’s reserves and resources.  Should such reductions occur, material write downs of the Company’s investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources.  The estimates are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward or upward revision of current estimates.

Operating risk. Mining operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

Ownership risk. There is no guarantee that title to the properties in which the Company has an interest will not be challenged or impugned.  These properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There is no guarantee that any of the prospecting licences or exploration permits granted in connection with the properties will be renewed upon their normal expiry. If the Company fails to meet its contractual obligations with respect to a property, it may lose its rights or interests in the particular property.

Political risk. The Company’s material properties are located in Mali and Eritrea and may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, currency fluctuations and inflation, all or any of which may impede the Company’s activities in those countries or may result in the impairment or loss of part or all of the Company’s interest in one or all of the properties.

Funding risk. Additional future funds may be required for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them in commercial production. Historically, the only sources for such funds has been the sale of equity capital and limited debt.  There is no assurance that sources of financing will be available on acceptable terms or at all.

Share price risk.  The market price of a publicly traded stock, particularly a junior resource issuer like the Company, is affected by many variables not directly related to the success of the Company, including the market for all junior resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investment.  The affect of these and other factors on the market price of the Common Shares on the exchanges in which the Company trades suggests that the Company’s shares will be volatile.  The Company’s shares have traded in a range between Cdn $0.80 and Cdn $7.00 in the last four fiscal years.

Foreign operation risk.  The Company conducts operations through foreign subsidiaries with operations in Barbados, Mali and Eritrea, and substantially all of its assets are held in such entities.  Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently.  Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Currency risk. At present all of the Company’s activities are carried on outside of Canada.  Accordingly, it is subject to risks associated with fluctuations of the rate of exchange of the Canadian dollar and foreign currencies.

Environmental risk. The Company’s operations may be subject to environmental regulations promulgated by the governments in the countries in which it operates from time to time.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that could result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner that means standards and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments for proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations.  The Company intends to fully comply with all environmental regulations in the countries in which the Company has operations and comply with prudent international standards.

Key executive risk.  The Company is dependent on the services of key executives, including its President and Chief Executive Officer and a small number of highly skilled and experienced executives and personnel.  Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Competition risk.  The mineral exploration and mining business is competitive in all of its phases.  The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Company, in the search for and the acquisition of attractive mineral properties.  The ability of the Company to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable properties for mineral exploration or development.  There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Closing risk.  The sale agreement for the Mali properties, as disclosed under Significant Acquisitions and Dispositions, is subject to both regulatory approvals and financing of the transaction by the purchaser.  The purchaser is a junior public Canadian exploration company that has historically relied upon the equity markets for funding.

Mineral Properties

In 2007, the Company had two material mineral properties, the Bisha property located in Eritrea and the Tabakoto/Segala properties located in Mali.  The Bisha property is expected to begin production in 2010;  the Tabakoto and Segala properties were placed on care and maintenance in September, 2007, and in March 2008 the Company entered into an agreement to sell the Mali properties.

3.3

Tabakoto / Segala, Mali

Tabakoto

The exploitation license area currently consists of 60 square kilometers.

The Tabakoto gold deposit is a high grade/low volume, structurally controlled, porphyry and quartz vein associated body, outlined through definition drilling programs along a strike length of 1650 meters to a subsurface depth of 350 meters.

The deposit occurs within the core of a tight, upright anticline (or anticline couple), whose axial surface dips steeply (70°-85°) eastward. The folded metasediments are monotonously intermixed such that no distinct marker units exist, and the anticline is defined strictly by common sedimentary facing directions. A suite of meter to decameter scale, intermediate to felsic (+/- quartz) feldspar-porphyritic dykes cuts the folded sequence along the length of the core of the anticline. The porphyritic dykes are concentrated within two main intrusive corridors in the northern portion of the deposit. The corridors are generally about 40 meters apart (up to 80 meters in the north) and merge into one principal corridor (50-110 meters wide) in the central part of the deposit. Brittle faults and gabbro-dolerite dykes transect the folded assembly.

The in-situ oxide zone, composed of saprolite with a successive mottled clay zone and local laterite, ranges between 6-50 meters thick, and is overlain by a cap of locally lateritized alluvial material between 4-18 meters thick.

High grade zones of gold mineralization are related to the porphyritic dyke corridors, including the host metasediments, and the zones of alteration and fracturing associated with them, forming a north trending main mineralized zone ranging between 20-50 meters in width along the anticlinal axial trace. NE trending cross structures, such as the major structure that transects the deposit at its south end and other zones cutting the central part of the deposit, also form the locus of porphyritic dyke injection, alteration and gold mineralization.

Tabakoto Mining Operations

The Tabakoto Mine is an open pit operation.  The plant is a carbon leach facility with a design capacity of 650,000 tonnes annual mill throughput.  The Company has not entered into any hedge contracts for gold production from the operations.

In May 2004 the Company proceeded with the construction of the Tabakoto mine. Construction took place over the ensuing twenty-one months, encountering a variety of project management, contractor and supply difficulties. Mining commenced in late 2005 using a mining contractor. In January 2006 the Company took over the final construction of the processing facilities as the construction contractor was not performing to schedule. Commissioning of the milling section of the process plant was completed in April 2006, milling softer near surface ore. Commissioning of the three stage crushing plant, needed to process the bulk of the ore body, was completed in Q2 2006. By year end 2006 the operations were capable of running at design tonnages.

During the last half of 2006 it became apparent that as mining of the mineralized zone proceeded there was a significant shortfall in expected ore grades. The Company determined that it could no longer rely on the feasibility resource model used to calculate preproduction reserves and the mine plan needed to be updated.  By the end of 2006 it was concluded that the mine did not have quantifiable reserves or resources.  This conclusion still holds as at December 31, 2007.

In March 2007, management also reviewed the carrying value of the Tabakoto Mine and related assets as part of its annual financial reporting process.  In preparing its discounted cash flow analysis management used gold prices that declined over the next three years from $625/oz to $500/oz for revenues based on budgeted costs for the remainder of the life of mine. The Company concluded that in accordance with industry practice, a provision was required for impairment of the entire amount of the Tabakoto property ($81,116,202), which combined with other directly related items, resulted in a total charge to the December 31, 2006 Consolidated Statements of Operations and Deficit of $80,862,608.

In September 2007 the Company announced that the Tabakoto Mine would be placed on care and maintenance. Stockpile ores were processed during and over the following two months and a sale process for Tabakoto and the Company’s other Mali assets was initiated.

In March 2008 the Company entered into an agreement to sell the Mali properties, including the Tabakoto and Segala properties, for $20,000,000 plus a 1% net smelter royalty, subject to regulatory approvals and financing by the buyer.  The agreement is scheduled to close in May 2008.

Segala

The Segala property is contiguous to the Tabakoto property and is subject to its own mining license over a 23 square kilometer area. It was acquired during 2002 at a value of approximately $10.6 million in the form of cash and shares which was paid over the following three years. Several resource estimates were calculated and a pre-feasibility study was prepared by a former owner in 1998.

The Segala gold deposit is a structurally controlled, alteration and mineralization associated deposit within the core of a tight, upright anticline trending  ESE (approx. 110°), whose axial surface dips steeply (-80°) south. The folded metasediments (greywackes and argillites) display variable intensities of alteration including chlorite, carbonate, sericite and silica. A series of quartz stringers and veins intrude this package.

Gold mineralization is associated with later, narrow iron carbonate-quartz veins and stringers that intrude the silicified and carbonatized sediments. Many of these stringers and veins are parallel to local foliation but there are others that are believed to be oriented northeast-southwest as well as north south. Mineralization appears to plunge steeply to the east.

The Main Zone has been defined over a strike length of at least 600 meters and attains widths of up to 40 meters. Higher grade gold zones occur within the mineralized envelope.  The Northwest Zone located to the north and west of the Main Zone does not display the degree of alteration that is seen in the Main Zone. Consequently, the depth of oxidation is in the order of 40-60 meters as opposed to the Main Zone which has depths of oxidation ranging from 5 meters in the east to 25 meters in the west. The mineral resource estimate for Segala was completed by Snowden using multiple indicator kriging to interpolate gold grades from composite drill hole samples into a three-dimensional grade block model constrained by solid models of the mineralization.

The resource is reported within mineralized envelope boundaries and is classified as Measured, Indicated and Inferred according to National Instrument 43-101, as listed in the table below.  The Measured and Indicated resource estimated for the Segala deposit is 7.5 Mt at 3.36 g/t Au (based on a cut-off grade of 2.0 g/t Au).  The Inferred resource is 1.2 Mt at 2.84 g/t Au (based on a cut-off grade of 2.0 g/t Au).

Segala Mineral Resource Estimate 2.0g/t Au cut-off
Category	Tonnes	Au	Au
	Mt	g/t	kg
Measured	3.3	3.34	11,132
Indicated	4.2	3.37	14,273
Measured + Indicated.	7.5	3.36	25,405
Inferred	1.2	2.84	3,414

In addition to the resource estimates disclosed above, during 2004 Snowden prepared a mineral reserve estimate based on $350/oz and $325/oz gold prices, together with cost estimates using the original Tabakoto feasibility study. As a result of the operations at Tabakoto and a review of the Tabakoto forward mine plan, the Company determined that the Snowden reserve estimate was out of date and concluded that the Segala property did not have quantifiable reserves.  This conclusion had not changed as at December 31, 2007.  The mineral resource estimates disclosed above are unaffected by this conclusion.

The Company has considered test mining the Segala deposit as a means of proving the viability of the Segala deposit as additional ore feed to the Tabakoto mill. Test mining would entail a trial mine program at Segala designed to obtain sufficient ore feed to campaign through the Tabakoto mill for a duration of about one month.

Management had determined it was not necessary to adjust the carrying value of Segala without the additional information the above noted work would provide.

Exploration and Development

Both Tabakoto and Segala have exploration potential as illustrated by past exploration and drill programs. New exploration programs planned alongside a future re-opening of the Tabakoto operations are warranted.

3.4

Bisha, Eritrea

Project Description and Location

The Bisha Property is located 150 km west of Asmara, 43 km southwest of the regional town of Akurdat, and 50 km north of Barentu, the regional or Zone Administration Centre of the Gash-Barka District, in Eritrea, East Africa.

The property area contains within it, the Bisha deposit, which is a large precious metal (Au) and base metal rich (Cu, Zn) Volcanic Massive Sulphide (VMS) deposit. As well as two satellite deposits, the NW Zone and Harena.  The NW Zone lies 1.2 km to the northwest of the Bisha deposit and Harena is located 9.5 km to the southwest of Bisha.

A mining license was issued for the project in early January 2008 covering a 16.5 square kilometer area within a mining agreement area of 39 square kilometers and includes the Bisha Main Zone deposit and the Northwest Zone deposit. The Company retains an exploration license of 94.5 square kilometers, including the Harena deposit. The Property is located at approximate latitude 15°24'N and longitude 37°30'E.  The UTM coordinates (WGS84) of the centre of the Property are 1,712,000 N and 336,000 E (UTM Zone 37).

The annual rental fee for the Exploration Licence is 53,200 Nakfa, and the annual licence renewal fee is 6,000 Nakfa (about US$3,500 and US$400 respectively).

In October 2007 the Government of Eritrea indicated its strong support for the Bisha Project and for the development of a new and strong mining sector in Eritrea through its purchase of a 30% paid participating interest through the Eritrean National Mining Company (ENAMCO). The shareholder structure of the Bisha Mining Share Company (BMSC) is 60% Nevsun and 40% ENAMCO; with the ENAMCO shareholding comprising a 30% paid participating interest and a 10% free participating interest as provided by the country’s mining legislation.  In December 2007 Nevsun's Eritrean venture company, BMSC, concluded a mining agreement with the Government of the State of Eritrea. The mining agreement contains all of the normal provisions governing the future development and operations for the Bisha Project, including all substantive requirements of international financial institutions.

Accessibility, Climate, Local Resources, Infrastructure & Physiography

Eritrea is located above the Horn of Africa on the continent’s east coast, between Sudan to the north and west, and Ethiopia and Djibouti to the south.  Eritrea has an area of 124,320 km2 and a 1,151 km long coastline on the Red Sea, which separates the country from Saudi Arabia and Yemen (CIA, 2005).

The country is divided into three main geographical zones:  (1) the fertile and intensively farmed mountainous central plateau that varies from 1,800 to 3,000 metres above sea level (“masl”); (2) the eastern escarpment and coastal plain which are mainly desert, and (3) semi-arid western lowlands. The Bisha property is located in the western lowlands.

Eritrea has no year-round rivers and the climate is temperate in the mountains and hot in the lowlands.  Asmara, the capital, is located at about 2,300 masl (7,500 ft.).  The maximum temperature is 26°C (80°F).  The weather is usually sunny and dry, with the short or “belg” rains occurring between February to April and heavy or “meher” rains beginning in late June and ending in mid-September (US Department of State, 2005).

Asmara is serviced by regular international flights including flights out of Frankfurt, Cairo, Sanaa, Jeddah, Amsterdam, and Rome. There is a good network of paved roads connecting Asmara with the major regional centres of Keren, Massawa, Assab, Adi Quala and Barentu.  Power generation from the Hirgigo diesel plant near Massawa supplies electrical power to Asmara and other major regional centres.  Landline telephone service is available from larger towns and cellular service is available in Asmara and surrounding towns, including Keren. Access to the Bisha Exploration Licence is by paved road from Asmara to Akurdat, a distance by road of 181 km.  From Akurdat access is via an all-weather unpaved road.

Comprehensive medical services are found in the larger towns with rudimentary medical clinics available in the smaller villages.  Schools are located in most villages.

Exploration History and Drilling

Nevsun has no record of any previous exploration or mining activities on the property or surrounding areas prior to 1998. A single colonial mine, dating from the Italian era, is situated at Okreb, seven kilometers south of the village of Adi Ibrahim.

In June 1998, Nevsun signed the Bisha Area Prospecting Licence Agreement with the State of Eritrea that was converted to an Exploration Licence in June 1999 covering an area of 49 km2, later expanding to an area of 224 km2 in 2003 A mining license was issued for the project in early January 2008 covering an area of 16.5 square kilometers within a mining agreement area of 39 square kilometers and includes the Bisha Main Zone deposit and the Northwest Zone deposit. The Company retains an exploration license of 94.5 square kilometers, including the Harena deposit.

From 1998 to 1999, exploration activities consisted of reconnaissance-scale geological mapping, multi-element stream sediment sampling, ground geophysical surveys and limited “orientation” soil sampling, which  showed the Bisha Gossan Zone to be highly anomalous in lead with significant values of copper, zinc and silver. Phelps Dodge Corp. completed a property examination in late 1999 and collected 10 grab samples of the gossan material.  The samples returned anomalous gold values ranging up to 30.4 g/t Au.

Work was suspended between 1999 until late 2002 due to the border war with Ethiopia.

In November 2002, Nevsun completed a diamond-drilling program of six holes totalling 810.90 m at Bisha in order to test the geophysical and geochemical anomalies at the gossan outcrop area.  The drilling was sufficient to confirm the presence of a volcanogenic massive sulphide deposit overlain by a supergene copper-enriched zone and a gold-enriched gossan cap.

Two phases of diamond drilling were completed in 2003 for a total of 18,619.26 m in 141 holes. Additional work conducted during this program included mapping, geochemical sampling, trenching, geophysics (airborne and ground), metallurgical testwork, petrographic work and bulk density measurements.

Further diamond drilling (163 holes totalling 28,879.50 m), RC drilling (33 holes totalling 1,814.40 m) and core/RC combination holes (9 holes totalling 591.70 m) were completed between January and June 2004.  Additional work completed during this program included geophysical surveys, mapping, geochemical sampling, petrographic work, bulk density measurements, geotechnical work, environmental baseline work, and metallurgical testwork.

In September 2004 all companies in Eritrea with exploration licenses were requested by the Government of Eritrea to halt all mineral prospecting and exploration work and related activities in Eritrea until further notice. During this period the Government carried out a review of its mining code. In January 2005, the Government granted permission to resume work.

During 2005, Nevsun completed diamond drilling of 135 holes in three zones (86 holes in Bisha Main Zone, 22 holes in the Northwest Zone, 27 holes in the Harena Zone) totalling 18,053 m.  The Bisha Main Zone drilling included 20 geotechnical and 8 metallurgical drill holes, drilled to provide further information on the deposit for use in the feasibility study.

In 2006, 8 diamond drill holes (1,680 m), including one deep drill hole at Bisha Main, three drill holes at the Bisha hangingwall copper zone and 4 drill holes at the NW zone satellite deposit were completed.  These holes were not included in the database used for resource estimation in the Feasibility Study.

Geology and Mineralization

Bisha is a precious and base metal-rich volcanogenic massive sulphide (VMS) deposit.  Pertinent deposit model types would be Noranda/Kuroko or bimodal-siliciclastic VMS deposits.

Four principal zones of mineralization within the Bisha Main Zone have developed through oxidation, leaching and re-precipitation of metals, and include:  (1) a near-surface oxide/gossan; (2) a horizon that has been subjected to extreme acidification (acidified); (3) a supergene copper-enriched horizon; and (4) a primary massive sulphide horizon.

The massive sulphide lenses are oriented north-south, and the true thicknesses vary from 0 to 70 m.  The deposit remains open down dip in several portions of the deposit and extensions at depth would add primary sulphide mineralization.

Metal zoning within the massive sulphide lenses appears to indicate an upward transition from Cu-rich to Zn-rich to barren pyrite and this confirms the interpretation that the sequence is right-way-up (west-facing).

 The Bisha Main Zone mineralization consists of precious metal (Au, Ag) and base metal rich (Cu, Zn, Pb) massive sulphide lenses hosted by a bimodal sequence of weakly stratified, predominantly tuffaceous metavolcanic rocks (Nacfa Terrane greenstone belt).  Host rocks are felsic lithologies (variably altered felsic lapilli and lapilli ash tuffs, crystal tuffs and minor felsic dykes), which also form the hanging wall stratigraphy and predominate overall.

Sampling and Analysis

Sampling programs at the Bisha Property included drill core samples, RC samples and various geochemical samples, which included: surface rock chip, trench, auger, pit, soil, and stream sediment sampling. Nevsun established detailed logging, sample collection, and sample preparation protocols for core and RC sampling, and implemented procedures for the collection of geotechnical data.

All trench, rock chip and geochemical samples, including soil and auger, stream sediment, pit and termite mound samples collected during the 2003 Phase I program were shipped to the Horn of Africa Preparation Laboratory, in Asmara, which provided preparation services for Genalysis Laboratory Services Pty (Genalysis) of Maddington, Australia.  The preparation laboratory produced pulp samples that were subsequently shipped to Genalysis in Australia for analysis.  Following the 2003 Phase I program, geochemical and rock chip samples were shipped to ALS Chemex Ltd. (ALS Chemex), in Vancouver, Canada.

The primary laboratory used by Nevsun for analytical work on the drilling programs was ALS Chemex.  Nevsun used the laboratory for both sample preparation and analyses from the initiation of the first drill program in 2002.  During the 2002 and Phase I of the 2003 drilling program samples were shipped as half-core from the Bisha camp to Asmara and forwarded to ALS Chemex in Vancouver.  After establishing a sample preparation facility, designed and installed by ALS Chemex, at camp in September 2003, Nevsun sent coarse crushed and split material (-2 mm) for core, RC, and rock samples to ALS Chemex for subsequent pulverization and analyses.  All assay data contained in the database for resource estimation was assayed by ALS Chemex.

Both ALS Chemex and Genalysis are ISO registered and are internationally recognized facilities.  ALS Chemex is registered to ISO 9001:2000 for the “provision of assay and geochemical analytical services” by BSI Quality Registrars.  The National Association of Testing Authorities Australia has accredited Genalysis, following demonstration of its technical competence, to operate in accordance with ISO/IEC 17025 (1999), which includes the management requirements of ISO 9002:1994.  The facility is accredited in the field of Chemical Testing for the tests, calibrations and measurements that are shown in the Scope of Accreditation issued by NATA (see Genalysis Website, 2004).

Security of Samples

The chain-of-custody for core samples collected and being shipped from site is as follows:

•

Core is transported to the Bisha camp by Nevsun personnel and placed in the core logging area

•

The logging and sample preparation area and the Bisha camp is within a fenced and guarded compound

•

Core samples are crushed and sub-sampled

•

Prepared samples are placed in sealed barrels

•

Each barrel has a list of samples written on the outside of the container

•

A sample submission form accompanies each barrel

•

Barrels are transported to Asmara in company-owned vehicles arranged by Nevsun.

The sample barrels are submitted to the Ministry of Mines for inspection and submission to customs, a customs seal is placed on the barrels and they are shipped via air transport directly to ALS Chemex in Vancouver, Canada.

Mineral Resource Estimate

The geological interpretation was completed by Nevsun based on lithologic, mineralogic and alteration features logged in drill core.  The overall interpretation at Bisha changed little since AMEC’s initial resource estimate in 2004.  The deposit has been subdivided into six mineralized domains:  breccia, oxide, acid, supergene, primary Zn, and primary.  Some of the domain contacts have been revised relative to the 2004 interpretation based on new drill hole information or revised interpretations.  The general sizes of the domains and their positions relative to each other are consistent with the initial interpretations.

A 3D geological model was prepared in Gemcom® software to outline the six mineralized domains.  The resource model was prepared in 2005 by AMEC using ordinary kriging for grade interpolation.  The 2005 Bisha resource statement is based on 347 diamond and 9 reverse circulation pre-collar diamond drill holes covering a strike length of 1,200 m and to depths varying from surface to 380 m.

The classified Bisha mineral resource estimate is summarized by domain at various gold, copper and zinc cut-off grades in Table 1-1.  The mineral resource estimate is compliant with CIM Definition Standards for Mineral Resources and Mineral Reserves as required by NI 43-101.

After resource modelling was completed, the model was condensed to three zones each of which requires a different recovery treatment process.  The upper breccia, oxide, and acidified domains were combined into an “Oxide Zone”.  The supergene domain became the “Supergene Zone”, and the two primary domains were combined into the “Primary Zone”.  The resulting zones were then examined to determine the potential for selective mining of each zone and a series of pit phases were created to sequence the pit.  A dilution factor was added to the mineralization based on the zones and their grades in each block.

Table 1-1: Mineral Resource Estimate
				Grade					Metal
Category	Domain	Cut-off	Tonnes (kt)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Au (koz)	Ag (koz)	Cu (klb)	Pb (klb)	Zn (klb)
Measured	Oxides	0.5g/t Au	764	6.26	27.8	0.11	0.70	0.10	154	683	1,885	11,873	1,760
	Supergene Cu	0.5% Cu	844	0.77	43.6	5.03	0.17	0.24	21	1,183	93,551	3,162	4,464
	Primary Zn	2.0% Zn	320	0.84	68.5	1.11	0.52	12.29	9	704	7,826	3,666	86,655
	Primary	2.0% Zn	4	0.69	22.5	0.67	0.04	2.17	0	3	52	3	169
	Primary	0.5% Cu (< 2%Zn)	87	0.63	24.2	0.65	0.06	0.90	2	67	1,241	115	1,718
	Subtotal		2,018	2.95	41.4	2.43	0.44	2.19	185	2,639	104,555	18,819	94,766
Indicated	Oxides	0.5g/t Au	4,036	7.17	30.7	0.08	0.54	0.07	930	3,981	7,118	48,047	6,228
	Supergene Cu	0.5% Cu	6,660	0.71	30.9	3.83	0.10	0.10	152	6,607	562,321	14,242	14,682
	Primary Zn	2.0% Zn	8,256	0.76	59.2	1.06	0.34	9.07	201	15,702	192,927	61,882	1,650,800
	Primary	2.0% Zn	1,659	0.75	31.4	0.79	0.08	3.09	40	1,675	28,894	2,926	113,015
	Primary	0.5% Cu (< 2%Zn)	4,657	0.67	33.4	1.16	0.03	1.01	100	5,001	119,105	3,080	103,704
	Subtotal		25,268	2.00	42.2	1.74	0.28	3.93	1,424	32,967	910,365	130,177	1,888,429
Meas+Ind	Oxides	0.5g/t Au	4,800	7.02	30.2	0.09	0.57	0.08	1,084	4,663	9,003	59,920	7,988
	Supergene Cu	0.5% Cu	7,503	0.72	32.3	3.96	0.11	0.12	173	7,790	655,871	17,403	19,146
	Primary Zn	2.0% Zn	8,576	0.76	59.5	1.06	0.35	9.19	210	16,406	200,754	65,549	1,737,456
	Primary	2.0% Zn	1,663	0.75	31.4	0.79	0.08	3.09	40	1,677	28,946	2,929	113,184
	Primary	0.5% Cu (< 2%Zn)	4,744	0.67	33.2	1.15	0.03	1.01	103	5,068	120,065	3,033	105,528
	Subtotal		27,286	2.08	42.1	1.80	0.29	3.78	1,610	35,605	1,014,639	148,834	1,983,300
Inferred	Oxides	0.5g/t Au	60	2.85	17.5	0.03	0.06	0.02	5	33	39	79	26
	Supergene Cu	0.5% Cu	206	0.48	21.1	1.94	0.05	0.03	3	140	8,820	214	123
	Primary Zn	2.0% Zn	6,803	0.65	53.3	0.83	0.36	8.42	142	11,658	124,485	53,993	1,262,847
	Primary	2.0% Zn	510	0.62	36.5	1.02	0.05	3.29	10	599	11,465	562	36,980
	Primary	0.5% Cu (< 2%Zn)	4,147	0.68	37.3	0.99	0.02	0.87	91	4,974	90,519	1,829	79,547
	Subtotal		11,726	0.66	51.0	0.87	0.33	7.78	252	17,404	235,328	56,677	1,379,523

Mineral Reserves

The proven and probable reserves are summarized in Table 1-2.  These are considered to be “ore”, which by definition is economically recoverable. The metal prices used for the reserve estimation were: Au $400/oz, Cu $1.05/lb, Zn $0.50/lb, Ag $6.00/oz.

Table 1-2: Proven and Probable Reserves
Ore Type	Tonnage (kt)	Zn (%)	Cu (%)	Au (g/t)	Ag (g/t)
Oxide
Proven	663	-	-	6.87	28.93
Probable	3,353	-	-	8.21	33.62
Combined	4,016	-	-	7.99	32.85
Supergene
Proven	808	-	5.10	0.81	44.74
Probable	5,542	-	4.30	0.83	34.71
Combined	6,350	-	4.40	0.83	35.98
Primary
Proven	353	11.38	1.10	0.82	65.56
Probable	9,360	7.05	1.15	0.76	53.57
Combined	9,713	7.21	1.14	0.76	54.00
Total Combined	20,079

Conventional open pit mining methods will be used, utilizing heavy duty highway trucks loaded by backhoe.  The milling rate will be 5,500 t/d ore for approximately 10 years.  The mining function will be performed by the owner with purchased equipment.  Waste stripping will vary by year, starting at 20,000 t/d in Year 1 to a maximum of 40,000 t/d in Year 7 and subsequently decreasing to 4,000 t/d in Year 10.  The average waste stripping rate is 23,000 t/d.

Mining occurs in eight phases: three phases target the oxide ore, two phases target the supergene ore, and the remaining three phases target the primary ore.  Overlaps of the phases occur to balance waste stripping, ore feed, and equipment requirements.

Metallurgical Testwork and Process Plant Design

The Bisha mineral resource contains three ore types; the gold and silver bearing oxide cap, underlain by the secondary copper mineralized supergene ore, which is in turn underlain by the primary ore with chalcopyrite and sphalerite mineralization.

The metallurgical performances of the three ore types used for the Feasibility Study are summarized in Table 1-3.

Table 1-3: Metallurgical Performance of the Three Ore Types
	%Au Recovery	%Ag Recovery	%Cu Grade	%Cu Recovery	%Zn Grade	%Zn Recovery
Bullion from Oxide Ore	87	36	-	-	-	-
Cu Concentrate from Supergene Ore	56	54	30	92	-	-
Cu Concentrate from Primary Ore	36	29	25	85	3.9	2.1
Zn Concentrate from Primary Ore	9.6	22	0.3	3	55	83.5

The three ores will require different processing techniques and equipment.  The current plan is to mine and process each zone in succession starting with the oxide zone.  Before the oxide ore is exhausted the additional supergene ore process equipment will be installed and commissioned so that a smooth transition can be made from the oxide ore to the supergene ore.  Similarly, before the supergene ore is exhausted, the additional equipment required to process the primary ore will be installed and commissioned to permit a smooth transition from supergene to primary ore.   No interruption to production is anticipated or required when transitioning from one ore type to another.

The oxide ore will be processed by cyanide leaching and the supergene and primary ores will be processed by flotation.  The crushing, grinding and tailing systems will be common for the three plants.  In the first two years of production, gold and silver will be recovered by carbon-in-pulp (CIP), melted down into dore bars and flown to refiners.  Production of copper concentrate will begin with a minor amount in Year 2, significant quantities for Years 3 to 5, and smaller quantities in Years 6 to 10.  Zinc concentrate production occurs only in Years 6 to 10.  A front-end loader will load the concentrate onto concentrate haulage trucks for transport to the company operated concentrate storage and load-out facility at the port of Massawa.  At Massawa the concentrate will be off-loaded and conveyed into the holding sheds where it will be stored prior to loading onto ocean freighters for shipment to smelters.

Mine Waste and Water Management

Waste rock from the open pit will be placed in dumps adjacent to the pit.  Waste rock with acid rock drainage potential will be placed to the west of the open pit, from where drainage will flow by gravity into the open pit for closure.  Material with lesser or no acid drainage potential will be placed to the east of the open pit, from where drainage could be intercepted and pumped into the pit if necessary for closure.  During operation, all waste dump drainage will be intercepted and used as mill process water or disposed in the tailings impoundment.

Tailings generated from the processes will be stored in an impoundment located in an area that provides the best available storage characteristics in terms of embankment construction requirements.  The tailings impoundment site is underlain by low permeability bedrock which will limit seepage from the facility.  The impoundment will be created by construction of a rockfill tailing dam abutting Adalawat ridge.  The tailings will be thickened at the mill to reclaim as much water as possible and cyanide used in the mineral processing will be destroyed prior to pumping to the tailings impoundment.

Surface water flow in the project area is non-existent for much of the year; however river and stream flow can be significant during precipitation events.  A diversion dyke constructed across the river course upstream (southeast) of the proposed pit will direct flow in the Fereketatet River away from the open pit during runoff events.  This dyke will pond water upstream and enable the flow to follow a diversion channel to the adjacent Shatera River to the east.

Infrastructure

The major infrastructure required to develop the property includes an over-the-fence power supply, and a well farm for freshwater supply.  The power generation system will consist of multiple containerized, diesel engine driven generation units which will be owned, operated and maintained by a third party supplier.  Nevsun will supply fuel, lubricants and site preparation for these units.  Freshwater will be supplied from groundwater.  A well farm has been proposed 6.5 km southeast of the process plant site, along the base of the slope of the adjacent mountain range.  This site has been selected because it is downstream of a significant precipitation catchment area and has potential for a relatively thick column of alluvial material which will collect and hold the runoff from the adjacent mountains.

The port site for the concentrate storage and loadout facility is planned for the site of an existing cement production facility at the Port of Massawa.  The facility is adjacent to an existing jetty on the north shore of Khor Dakliyat Bay.  The cement plant is owned by the Eritrean government and Nevsun has been informed that the site will be made available for use by the Company.

Socioeconomic and Environmental Assessment and Approval

The environmental assessment (EA) phase of this project commenced with baseline studies in 2004.  The Terms of Reference (ToR) for the project Social and Environmental Impact Assessment (SEIA) was approved by the Eritrean Ministry of Energy and Mines in March 2006 and the SEIA was completed in December 2006.  An update to the SEIA, which was carried out by AMEC Americas Limited, includes socially responsible consultative studies and activities which are compliant with the April 2006 IFC Performance Standards on Social and Environmental Sustainability.

Capital Costs

The estimated capital cost, in the October 2006 Feasibility Study, to build each of the phases of this project is as follows:

•

Oxide phase – US$196.0 million (Preproduction capital)

•

Supergene phase – US$61.2 million (Funded from cash flow)

•

Primary ore phase – US$30.8 million (Funded from cash flow)

All costs are expressed in third quarter 2006 US dollars, with no allowance for escalation, interest during construction or taxes.  The estimate covers the direct field costs of executing this project, plus the indirect costs associated with design, procurement, and construction efforts.  The capital costs for each phase by area are summarized in Tables 1-4, 1-5 and 1-6.

The Company and its consultants are actively reviewing these costs to update them for financing purposes.

Operating Costs

The mine operating cost estimate incorporates costs for operating and maintenance labour and staff, plus operating and maintenance supplies for each year, including preproduction.  Operating and maintenance supplies are based on North American, Japanese and European supply and include an allowance for freight, shipping and delivery to the site.

The process operating costs assume the same annual processing rate of 2 million tonnes for all three ores.  The breakdown of the process operating costs over the life of mine (LOM) is 4% for manpower, 41% for consumables and 55% for electrical power.

The bulk of the port site operating cost is associated with maintenance of the truck dump receiving and shiploading systems.

The general and administration (G&A) operating costs will include all costs not directly chargeable to the mining, process and port site concentrate storage and shiploading areas.  The costs will include administrative personnel salaries, general office supplies, safety and training supplies, travel, contracted consultant services, insurance, permits, security, accommodations, building maintenance (excluding the process building and truck shop), environmental management and employee transportation.

The operating costs over the mine life are summarized in Table 1-7.  Note:  All costs in each of the tables below  are from the October 2006 Feasibility Study.

Table 1-4: Summary of Capital Costs for Oxide Ore Phase by Area
Oxide Ore Phase by Area	(US$M)
Direct Costs
Mine	23.3
Process Plant	45.0
Site Preparation & Roads	0.9
Utilities	12.0
Ancillary Facilities	17.9
Tailings	10.4
Total Direct Costs	109.5
Indirect Costs
Project Costs	43.9
Owner’s Costs	12.7
Total Indirect Costs	56.6
Subtotal	166.1
Working Capital	11.5
Contingency	18.4
Total	196.0

Table 1-5: Summary of Capital Costs for Supergene Ore Phase by Area
Supergene Ore Phase by Area	(US$M)
Direct Costs
Process Plant	20.0
Ancillary Facilities	0.2
Port & Copper Concentrate Loadout	20.1
Total Direct Costs	40.3
Indirect Costs
Project Costs	14.3
Total Indirect Costs	14.3
Subtotal	54.6
Contingency	6.6
Total	61.2

Table 1-6: Summary of Capital Costs for Primary Ore Phase by Area
Primary Ore Phase by Area	(US$M)
Direct Costs
Process Plant	15.5
Utilities	0.4
Zinc Concentrate Loadout	3.9
Total Direct Costs	19.8
Indirect Costs
Project Costs	7.7
Total Indirect Costs	7.7
Subtotal	27.5
Contingency	3.3
Total	30.8

Table 1-7: Overall Project Operating Costs (US$000)
Year	1	2	3	4	5	6	7	8	9	10	LOM
Mining	14,252	12,369	12,512	12,831	14,738	16,215	18,034	15,651	11,057	7,786	135,445
$/t	7.42	6.20	6.26	6.42	7.37	8.11	9.02	7.83	5.53	3.75	6.77
Process	39,045	38,331	34,476	33,282	33,111	34,621	34,653	34,653	34,653	35,982	352,809
$/t	19.52	19.17	17.24	16.64	16.56	17.31	17.33	17.33	17.33	17.31	17.57
Port			1,459	1,446	1,467	1,462	1,484	1,479	1,476	1,489	11,763
$/t			0.73	0.72	0.73	0.73	0.74	0.74	0.74	0.72	0.73
G&A	9,102	8,905	8,220	7,751	8,005	6,684	6,589	6,486	6,490	6,578	74,810
$/t	4.55	4.46	4.11	3.88	4.00	3.34	3.29	3.24	3.25	3.16	3.74
Royalties	10,175	9,432	6,890	6,517	7,138	4,185	3,932	3,704	3,778	4,078	59,828
$/t	5.09	4.72	3.45	3.26	3.57	2.09	1.97	1.85	1.89	1.96	2.99
Total	72,574	69,037	63,557	61,827	64,460	63,168	64,692	61,973	57,454	55,913	634,655
$/t	36.57	34.55	31.79	30.91	32.23	31.59	32.35	31.00	28.73	26.99	31.66

Financial Analysis

A summary of the financial analysis from the Feasibility Study is shown in Table 1-8.

Sensitivity analysis was performed on the Base Case cash flow.  Positive and negative variations, up to 30% in either direction, were applied independently to each of the following parameters:

•

Metal prices – a change in metal price has the same effect as a similar change in grade or recovery rate (limited to an upper bound below 100%).

•

Capital expenditure.

•

Operating cost.

•

Price of diesel fuel.

Table 1-8: Financial Analysis Summary
Economic Parameter	LOM (Total or Average)
Life of Mine	10+ years
Total Gold Production	1.06 million oz
Total Copper Production	747 million lb
Total Zinc Production	1,092 million lb
Total Silver Production	10 million oz
Capital Cost Estimate	$196 million preproduction
Expansion Capital Estimate	$61 million + $31 million in two phases, funded from operations
Operating Costs	$31.66 per tonne ore milled through LOM
Base Case Financial Analysis (after tax) (Au $435/oz, Cu $1.44/lb prior to 2015 and $1.28/lb thereafter, Zn $0.57/lb, Ag $6.50/oz)
Rate of Return	26%
NPV (0% discount)	$356 million
NPV (10% discount)	$135 million
Payback	2.6 years (preproduction capital)

Table 1-9: Management Estimate
Recent Prices Case Financial Analysis (after tax) (mid-March 2008)] (Au $900/oz, Cu $3.50/lb, Zn $1.00/lb, Ag $16/oz)
Rate of Return	75%
NPV (0% cumulative net cash flow – no adjustment for time or risk )	$1,835 million
NPV (10% discount)	$908 million
Payback	0.8 year (preproduction capital)

The results of this analysis show that the project’s financial outcome is most sensitive to variation in metal price.  The project is less sensitive to changes in capital expenditure and least sensitive to changes in operating cost and the price of diesel fuel.

Exploration & Development

Effective the beginning of 2008 the Board of Directors of the Company approved proceeding with development of the project. Development activities have commenced, including pre-engineering by the identified engineering, procurement, construction and management (EPCM”) contractor and camp upgrade to be suitable for construction purposes. In addition the project company has ordered the ball mill and SAG mill, which are the critical path long lead items to complete the project.

Further exploration work is planned in the area to further define the satellite deposits and to explore new targets within the revised 94.5 square kilometre exploration license adjacent to the 39 square kilometre mining agreement area. The exploration license includes the already identified the Harena deposit.

ITEM 4.

DIVIDENDS

The Company has not paid any dividends since incorporation.  Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors that the directors may deem appropriate at the time.

ITEM 5.

 DESCRIPTION OF CAPITAL STRUCTURE

The Company has authorized capital of 250,000,000 Common Shares without par value, 127,879,322 of which are issued and outstanding at the date of this AIF.  All shares in the capital of the Company are of the same class and each carries the right to one vote.  The Company also has 5,782,500 stock options outstanding in accordance with its Stock Option Plan, of which 4,537,500 of these are vested; each vested option is exercisable for one common share of the Company.  A total of 22,839,000 warrants that have been issued in conjunction with various financings are currently outstanding, 12,839,000 of which are listed for trading on the TSX.   Each warrant is exercisable for one common share of the Company.

ITEM 6.

MARKET FOR SECURITIES

6.1

Market for Securities

The Company’s common shares have traded on The Toronto Stock Exchange (“TSX”) since March 8, 1996 and on the American Stock Exchange (“AMEX”) since January 12, 2005.  During the 2007 financial year, the closing price of the Company’s stock on the TSX ranged from Cdn$0.80 to Cdn$2.94, with monthly trading volume ranging from 4 million to 9.7 million shares.  There are no seasonal trends to fluctuations in volume or trading price.  The high/low closing prices on the TSX and monthly volume for 2007 is as follows:

	Common Shares			Warrants NSU.WT (1)			Warrants NSU.WT.A(2)
CDN $	High	Low	Volume (million)	High	Low	Volume	High	Low	Volume
January	2.84	2.32	8.6	0.97	0.85	115,450	1.09	0.87	184,700
February	2.90	2.36	4.3	0.94	0.68	164,030	1.06	0.80	134,800
March	2.58	2.16	4.2	0.83	0.50	94,100	0.85	0.66	303,250
April	2.52	2.06	7.1	0.70	0.43	164,761	0.77	0.54	710,100
May	2.48	2.08	9.2	0.63	0.45	116,850	0.63	0.42	781,300
June	2.70	2.15	7.7	0.65	0.42	120,800	0.66	0.50	384,735
July	2.94	2.46	7.5	0.78	0.62	87,669	0.82	0.61	49,800
August	2.60	0.80	5.1	0.65	0.20	159,378	0.70	0.50	92,200
September	1.85	1.45	4.0	0.30	0.11	21,328	0.62	0.42	28,800
October	2.25	1.45	9.7	0.39	0.20	232,900	0.50	0.22	246,980
November	2.35	1.84	7.8	0.37	0.15	96,665	0.49	0.30	166,528
December	2.32	1.81	5.0	0.32	0.12	188,000	0.58	0.31	170,400

(1) Warrants exercisable at $3.25 until June 29, 2008

(2) Warrants exercisable at $3.00 until October 25, 2008

ITEM 7.

DIRECTORS AND OFFICERS

7.1

Name, Occupation and Security Holding

The following table sets forth, for each director and officer of the Company as of March 20, 2008 the name, municipality of residence, office, periods of service and the principal occupations in which each director and officer of the Company has been engaged during the immediately preceding five years.  Each director of the Company holds office until the next annual general meeting of the shareholders of the Company or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or he becomes disqualified to act as a director.  Each officer is appointed by the Board of Directors.

Name, Municipality Of Residence and Position Held	Principal Occupation for the Past Five Years	Director Since	Number & Percentage of Shares Held
R. Stuart Angus(1)(3) (5) Vancouver, British Columbia Chairman

Business advisor to the mining industry from December 2005 to present, Managing Director – Mergers & Acquisitions, Endeavour Financial Ltd. from November 2003 to December 2005, Partner of the law firm Fasken Martineau Du Moulin LLP February 2001 to October 2003.

		January 2003	125,000 (<1%)
John A. Clarke(4) West Vancouver, British Columbia President, Chief Executive Officer & Director	President and Chief Executive Officer of the Company	September 1997	1,297,700 (1%)
Clifford T. Davis Vancouver, British Columbia Executive Vice President & Chief Financial Officer Director

Executive Vice President and Chief Financial Officer of the Company from November 2002 to present & from 1997 to October 2000; Chief Executive Officer of Napier Environmental Technologies, a chemical manufacturer, from November 2000 to October 2002

		December 1997	545,300 (<1%)
Robert J. Gayton(1)(2) (5) West Vancouver, British Columbia Director	Financial Consultant since 1994	November 2003	6,500 (<1%)
Gary E. German(1)(2)(3)(4) Toronto, Ontario Director

Independent Director and Advisor, President, Falcon Strategy & Management Co., advisory services for international resource companies 2002 to 2006; Managing Director, Kingsdale Capital Partners, 2001 to  2003

		April 1996	100,000 (<1%)

Gerard E. Munera(1)(2)(3) (5) Greenwich, Connecticut Director	Managing Director, Synergex Group, investment holding company; Executive Chairman, Arcadia Inc., manufacturer of building parts, since 1995.	April 1996	300,000 (<1%)
Maureen D. Carse Vancouver, British Columbia Corporate Secretary	Corporate Secretary of the Company since 1995.	N/A	1,000 (<1%)
Gerald J. Gauthier, (4) Etobicoke, Ontario Chief Operating Officer	Chief Operating Officer of the Company from August 2005 to the present, Vice President Operations, Canada Zinc Corporation from June 2004 to August 2005; Vice President Operations, Glencairn Gold Corp., December 2002 to April 2004.	N/A	0
F. William Nielsen Georgetown, Ontario Vice President Exploration	Vice President Exploration of the Company since January 2003; General Manager Geology of the Company from 1997 to 2002.	N/A	150,000 (<1%)
Stanley Rogers Asmara, Eritrea General Manager, Bisha Project	General Manager of the Company’s Bisha Project in Eritrea since September 2005; Operations/General Manager of the Caijiaying Zinc/Gold Mine, China from August 2003 to September 2005.	N/A	0
Pierre Matte Bamako, Mali General Manager Mali Operations	General Manager of the Company’s Mali Operations since April 2006; Finance and Administration Manager January 2003 to March 2006.	N/A	3810

1 Member of the Governance Committee

2 Member of the Audit Committee

3 Member of the Human Resources Committee

4 Member of the Environment, Health & Safety Committee

5 Member of Special Committee

As of March 24, 2008, the directors and officers of the Company, as a group, beneficially owned directly or indirectly, or exercised control or direction over 2,529,310 common shares, being 2% of the issued and outstanding common shares of the Company.  The same directors and officers, as a group, have been granted options to purchase up to 5,350,000 shares of the Company.

7.2

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Certain directors or officers of the Company are, or have been within the 10 years before the date of this Annual Information Form, a director or officer of another issuer that, while that person was acting in that capacity,

(a)

was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

i.

Robert Gayton was a director and officer of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order issued by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements.  The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

ii.

John Clarke was a director of Mediterranean Minerals Corp. at the date of a cease trade order issued April 20, 2005, for failure to file its audited financial statements for the year ended December 31, 2004 by the filing deadline.  On July 22, British Columbia, Alberta and Manitoba Securities Commissions revoked the cease trade order and on August 17, 2005, Ontario Securities Commission also revoked the order. On August 22, 2005, the common shares of the Company resumed trading.

iii.

Gerard E. Munera resigned from the board of SiVault Systems Inc. on October 10th, 2006;  in July of 2007, SiVault Systems Inc. started bankruptcy proceedings.

iv.

R. Stuart Angus is a director of Wildcat Silver Corporation (“Wildcat”), which requested and received notice from the British Columbia Securities Commission of the issuance of a management cease trade order (the “MCTO”) on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007.  Wildcat’s failure to make the filing within the required time frame was due to the need to clarify potential foreign tax obligations relating to an acquisition it made.  The required filing was made on January 7, 2008 and the MCTO was revoked on January 8, 2008.

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

7.3

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company.

7.4

Audit Committee

(1)

Mandate

The following is a copy of the Mandate of the Audit Committee approved by the Board of Directors.

The Audit Committee shall consist of at least three members of the Board of Directors.  Each member of the Audit Committee shall be “independent” of the Company within the meaning of all applicable legal and regulatory requirements (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).  Each member of the Audit Committee shall be “financially literate”, which means that he or she must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally compatible to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  In addition, at least one member of the Audit Committee shall be a “financial expert” within the meaning of the rules and forms adopted by the U.S. Securities and Exchange Commission (except in the circumstances, and only to the extent, permitted by all applicable legal and regulatory requirements).

The overall mandate of the Audit Committee is the following:

1.

Assist the directors and management with meeting their responsibilities with respect to financial reporting;

2.

Be directly responsible for (i) the selection of a firm of external auditors to be proposed for election as the external auditors of the Company, (ii) the oversight of the work of the of the Company’s external auditors, and (iii) subject to the grant by the shareholders of the authority to do so, if required, fixing the compensation of the external auditors of the Company;

3.

Ensure that at all times there are direct communication channels between the Audit Committee and the Company’s external auditors;

4.

Ensure the independence of the Company’s external auditors;

5.

Periodically review and report to the board of directors whether management of the Company has designed and implemented an effective system of internal controls for reviewing and reporting on the Company’s financial statements;

6.

Review and report to the board of directors on all financial statements (including interim financial statements) prepared by the Company and enhance the credibility and objectivity of all financial reports; and

7.

Otherwise review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of related material facts.

For the purposes of fulfilling its mandate, the Audit Committee will be responsible for the following:

1.

schedule meetings to take place on a regular basis;

2.

afford an opportunity periodically to the external auditors and to senior management of the Company to meet separately with the Audit Committee;

3.

keep minutes of all meetings of the Audit Committee;

4.

periodically report the results of the reviews undertaken and any associated recommendations to the board of directors;

5.

select an external auditor to be proposed by management of the Company to the shareholders for election by the shareholders as the external auditors for the Company, review and approve the terms of the external auditor's engagement, and determine the appropriateness and reasonab1eness of the proposed audit fees and any unpaid fees;

6.

review and evaluate the qualifications, performance and independence of the lead partner of the external auditors, discuss with management of the Company the timing and process for implementing the rotation of the lead audit partner and the reviewing partners of the external auditors, and all other issues related to the change of external auditor, and the planned steps for an orderly transition;

7.

obtain confirmation from the external auditors that they will report directly to the Audit Committee;

8.

obtain confirmation from the external auditors that they will report in a timely matter to the Audit Committee all critical accounting policies and practices to be used, all alternative accounting policies and practices, the ramifications of each of such accounting policies and practices and the accounting policy and practice preferred by the external auditors, for the financial information of the Company within applicable generally accepted accounting principles (GAAP) which have been discussed with management of the Company and will provide a copy of all material written communications between the external auditors and management of the Company including, without limitation, any management letter or schedule of unadjusted differences;

9.

obtain confirmation from the external auditors that they will ensure that all reports filed under the United States Securities Exchange Act of 1934, as amended, which contain financial statements required to be prepared in accordance with Canadian GAAP and/or are reconciled to, United States GAAP, reflect all material correcting adjustments identified by the external auditors of the Company;

10.

review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditors of the Company;

11.

review all reportab1e events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102 of the Canadian Securities Administrators, on a routine basis;

12.

review and pre-approve any and all engagements for non-audit services to be provided to the Company or to any of its subsidiaries by the Company’s external auditors or any affiliates of the external auditors, together with estimated fees, and review and approve the audit plan with the external auditor and with management;

13.

review with management and with the external auditor any  proposed changes in major accounting policies, and the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

14.

assist in the preparation of any internal control report by management, which provides that management of the Company is responsible for establishing and maintaining an adequate control structure and procedures for financial reporting by the Company, assessing the effectiveness of such control structure and procedures, and ensuring that the external auditors of the Company attest to, and report on, the assessment of such control structure and procedures by management of the Company;

15.

assist the Chief Executive Officer and the Chief Financial Officer of the Company in their assessment of the effectiveness of the Company’s internal control over financial reporting and in determining whether there has been any material change in the Company’s internal control over financial reporting which has materially affected or could materially affect such internal control subsequent to the date of the evaluation; and

16.

assist the Chief Executive Officer and the Chief Financial Officer of the Company in identifying and addressing any significant deficiencies or material weaknesses in the design or operation of the Company’s internal control over financial information and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting

17.

question management and the external auditors regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

18.

review any problems experienced by the external auditors in performing the audit, including any restrictions imposed by management or significant  accounting issues on which there was a disagreement with management;

19.

review audited annual financial statements, in conjunction with the report of the external auditor, and obtain an explanation from management of all significant variances between comparative reporting periods;

20.

review the post-audit or management letter, containing the recommendations of the external auditors and management’s response and subsequent follow up to any identified weaknesses;

21.

review all interim unaudited financial statements before release to the public;

22.

review all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report, the annual information form and management’s discussion and analysis;

23.

ensure that the Company discloses in the periodic reports of the Company, as appropriate, whether at least one member of the Committee is a “financial expert” within the meaning of the rules and forms adopted by the U.S. Securities and Exchange Commission;

24.

ensure that all non-audit services provided by the external auditors are approved by or on behalf of the Committee and are disclosed in the periodic reports of the Company;

25.

ensure that each annual report and, to the extent required by any applicable legal or regulatory requirement, any quarterly report of the Company includes disclosure with respect to all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities which may have a current or future effect on the Company in accordance with all applicable legal and regulatory requirements;

26.

ensure that all financial statements and other financial information, including pro forma financial information, included in any report filed by the Company with any regulatory authority or contained in any public disclosure or press release of the Company is presented in a manner which does not contain a material misstatement or omission and reconciles the pro forma information contained therein to Canadian GAAP, and if appropriate, reconciles such pro forma information contained therein to United States GAAP, and which otherwise complies with all applicable legal and regulatory requirements;

27.

review the evaluation of internal controls by the external auditors, together with management’s responses;

28.

review the appointments of the chief financia1 officer and any key financial executives involved in the financial reporting process, and

29.

establish procedures for (a) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, and (b) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The Audit Committee shall have the authority to determine the appropriate funding for the ordinary administrative expenses of the Audit Committee.  In addition, the Audit Committee may, in its sole discretion, retain, at the expense of the Company, and determine the compensation to be received by, such legal, financial or other advisors or consultants as it may deem necessary or advisable in order to properly and fully perform its duties and responsibilities hereunder.

(2)

Composition of the Audit Committee

The Audit Committee has three members, all of whom are independent and financially literate.  An outline of each members’ relevant education and experience follows:

Robert J. Gayton, Chairman

Mr. Gayton is a Chartered Accountant with a Ph.D Business from the University of California (1973).  He is a director and audit committee chairman of a number of companies, including Western Copper Corp., Amerigo Resources Ltd., B2Gold and Intrinsyc Software Inc.  Mr. Gayton is a current member of the Institute of Chartered Accountants of B.C.  From 1976-1987 he was a partner with the accounting firm Peat Marwick Mitchell in Mississauga, Coquitlam and Vancouver.

Gary E. German

Mr. German has over thirty five years of senior management experience in operations, development and finance of global resource projects and companies. He is President of Falcon Strategy & Management Co., providing resource companies with strategic and corporate finance direction.  Previously he was Senior Advisor to the President-CEO of Ma'aden, the Kingdom of Saudi Arabia's mineral resource development corporation and Chairman of the Finance Committee. In the mid-90’s as Chief Operating Officer and Director of TVX Gold Inc, he was responsible for global operations and projects.  These positions followed twenty-eight years in the Noranda Group, culminating as Senior Vice President with responsibilities that included Noranda’s international commodity brokerage operations and major Chilean and Brazilian resource developments. Mr. German is a graduate of the University of Toronto (Bachelor of Applied Science, Industrial Engineering) and the University of Western Ontario (Diploma, International Management).

Gerard E. Munera

Mr. Munera, a US citizen, is Managing Director of Synergex Group LLC, an investment holding company, and Executive Chairman of Arcadia Inc., a manufacturer of building products.  He serves on the boards of Dynamic Materials Corporations (Audit Committee) and MagIndustries Corporation (Audit Committee). A graduate of the French premier Ecole Polytechnique with specialization both in civil and mining engineering, Mr. Munera has a diverse background which includes engineering, economics, sales, finance, operations, mining and metals. His tenures were as CFO, CEO, Executive VP and/or Chairman, and include 20 years with Pechiney, first as CFO and then as CEO of their Argentine subsidiary, then as CEO of their US subsidiary Howmet Aluminum and then as Senior Vice President of their Ferro Alloys, Uranium and Carbon businesses in several international locations, all of which included detailed financial involvement with the company.  Other tenures include Union Miniere (CEO), Minorco USA, an affiliate of AngloAmerican (CEO) and Latin American Gold (Chairman and CEO).

The Audit Committee has determined that Mr. Gayton is an audit committee financial expert within the meaning of the rules promulgated by the United States Securities and Exchange Commission and that Mr. Gayton is independent within the meaning of the American Stock Exchange Company Guide.

(3)  Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the engagement of non-audit services, described as follows:

The Company and its subsidiaries will not engage KPMG to carry out any non-audit services that are deemed inconsistent with an auditor’s independence (“Prohibited Service”).  The Audit Committee will consider the pre-approval of permitted services to be performed by the external auditor in each of the following broad categories.

Audit Services

Audit Related Services

Tax Services

Compliance Services, Tax Planning Services, Commodity Tax Services, Executive Tax Services

Other Services

Valuation Services, Information Technology Advisory and Risk Management Services, Actuarial Services, Forensic and Related Services, Corporate Recovery Services, Transaction Services, Corporate Finance Services, Project Risk Management Services, Operational Advisory and Risk Management Services, Regulatory and Compliance Services

For permitted services the following pre-approval policies will apply:

A.

Audit Services

The Audit Committee will pre-approve all Audit Services provided by KPMG through their recommendation of KPMG as shareholders’ auditors at the Company’s annual meeting and through the Audit Committee’s review of KPMG’s annual Audit Plan.

B.

Pre-Approval of Audit Related, Tax and Other Non-Audit Services

Periodically (e.g. annually), the Audit Committee will update a list of pre-approved services that are recurring or otherwise reasonably expected to be provided.

The Audit Committee will be subsequently informed at least annually of the services on the attached list for which the auditor has been actually engaged.

Any additional requests for pre-approval will be addressed on a case-by-case specific engagement basis as described in (C) below.

C.

Approval of Additional Services

The Company employee making the request will submit the request for service to the CFO.  The request for service should include a description of the service, the estimated fee, a statement that the service is not a “Prohibited Service” and the reason KPMG is being engaged.

Services where the aggregate fees are estimated to be less than or equal to $25,000.

Recommendations, in respect of each engagement, will be submitted by the CFO to the Chairman of the Audit Committee for consideration and approval.  The full Audit Committee will subsequently be informed of the service at its next meeting.  The engagement may commence upon approval of the Chairman of the Audit Committee.

Services where the aggregate fees are estimated to be greater than $25,000.

Recommendations, in respect of each engagement, will be submitted by the CFO to the full Audit Committee for consideration and approval, generally at its next meeting or at a special meeting called for the purpose of approving such services.  The engagement may commence upon approval of the full Committee.

(4)  External Auditor Fees

All dollar amounts in this section are expressed in Canadian currency.

The following table sets forth the aggregate fees billed to the Company for the years ended December 31, 2007 and 2006 by its independent accountants, KPMG LLP, stated in Canadian dollars:

	Year ended December 31, 2007	Year ended December 31, 2006
Audit Fees	280,000	277,500
Audit-Related Fees(1)	77,500	4,524
Tax Fees(2)	5,500	5,000
Total	363,000	287,024

(1)

Fees billed for other audit services.

(2)

Fees billed for tax services for review of annual returns and other minor tax advisory matters.

ITEM 8.

INTEREST OF MANAGEMENT

No director, officer or other insider of the Company, nor any associate or affiliate of any director, officer or other insider has participated in any material transaction of the Company in the most recently completed financial year or any of the three preceding financial years.

ITEM 9.

TRANSFER AGENTS AND REGISTRARS

The Company’s registrar and transfer agent is Computershare Investor Services Inc., located in Vancouver, British Columbia.

ITEM 10.

MATERIAL CONTRACTS

There were no material contracts other than in the ordinary course of business entered into during 2007 and no such contracts from prior years having continuing effect.

ITEM 11.

INTERESTS OF EXPERTS

The Bisha feasibility work which is referenced in this AIF was performed by AMEC Americas Ltd., based in Vancouver, Canada.

To the best of the knowledge of the Company, AMEC Americas Ltd. has less than 1% interest in the securities of the Company.

KPMG LLP (“KPMG”) are the auditors for the Company and has audited the annual financial statements of the Company for the year ended December 31, 2007.  KPMG have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

TEM 12.

ADDITIONAL INFORMATION

12.1

Additional Information

1.

The documents listed above, as well as additional information relating to the Company, may be found by using the System for Electronic Documents Analysis and Retrieval (“SEDAR”) on the internet at www.sedar.com or the SEC EDGAR filing system at http://www.sec.gov/edgar/searchedgar/webusers.htm.

2.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities is contained in the Company's information circular for its most recent annual meeting of shareholders that involves the election of directors.

3.

Additional financial information is also provided in the Company's consolidated financial statements and MD&A for its most recently completed financial year.

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